UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8 to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Alcatel Lucent

(Name of Subject Company)

Alcatel Lucent

(Name of Persons Filing Statement)

Ordinary shares, nominal value EUR 0.05 per ordinary share

American Depositary Shares, each representing one ordinary share, nominal value EUR 0.05 per ordinary share

(Title of Class of Securities)

FR0000130007

013904305

(CUSIP Number of Class of Securities)

Jean Raby

Chief Financial and Legal Officer

Alcatel Lucent

148/152 Route de la Reine

92100 Boulogne-Billancourt

France

Telephone Number +33 (1) 55 14 10 10

Facsimile Number +33 (1) 55 14 14 05

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gauthier Blanluet Sullivan & Cromwell LLP 24, rue Jean-Goujon 75008 Paris France Facsimile Number +33 (1) 73 04 10 10	Richard C. Morrissey Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Facsimile Number +44 (0) 20 7959 8950

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) supplements Items 3 and 9 (but no other Items) of the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2015, and as amended on November 19, November 23, December 2, December 24, January 4, January 5 and January 7 (the “Schedule 14D-9”) by Alcatel Lucent, a French société anonyme (“Alcatel Lucent”). The Schedule 14D-9 relates to an exchange offer comprised of two offers (separately, the “U.S. Offer” and the “French Offer” and collectively, the “Exchange Offer”) by Nokia Corporation, a Finnish Corporation (“Nokia”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Nokia with the SEC on November 18, 2015, the date of the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employment Arrangements—Employment Arrangements with Mr. Philippe Camus (Interim Chief Executive Officer and Chairman of the Board)” starting on page 19 of the Schedule 14D-9 is hereby amended to add the following additional paragraph:

With respect to the 400 000 Performance Units granted to Mr. Camus in the year ended December 31, 2014, which were subject to presence and performance conditions, Alcatel Lucent’s board of directors acknowledged on January 8, 2016 that Mr. Camus had successfully met the performance conditions and, as a result, Mr. Camus will receive all 400 000 Performance Units provided he remains Chairman of Alcatel Lucent’s board of directors until March 19, 2016.

In addition, upon the recommendation of the compensation committee and considering the work realized by Mr. Camus as part of the combination of the businesses of Alcatel Lucent and Nokia and the transition with the new management, Alcatel Lucent’s board of directors decided to grant an exceptional compensation to Mr. Camus in accordance with article 23.2.3 of the AFEP-MEDEF Code in the amount of 350 000 euros.

The foregoing summary of the employment arrangements with Mr. Camus does not purport to be complete and is qualified in its entirety by reference to the Annex 1 of the Alcatel Lucent Press Release dated January 8, 2016, a copy of which is included as Exhibit (a)(56) to this Schedule 14D-9 and is incorporated herein by reference.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented:

Exhibit No.	Description

(a)(55)	Nokia announces settlement of its public exchange offer for Alcatel-Lucent securities, the registration of new shares and its inclusion in the CAC 40 index (incorporated by reference to the filing under Rule 425 with the SEC by Alcatel Lucent on January 8, 2016)

(a)(56)	Following success of Nokia’s public exchange offer, Alcatel-Lucent changes its governance (incorporated by reference to the filing under Rule 425 with the SEC by Alcatel Lucent on January 8, 2016)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALCATEL LUCENT

Date: January 8, 2016	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer